UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Talecris Biotherapeutics Holdings Corp.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
874227101
(CUSIP Number)
Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174, Barcelona, Spain
Tel: +34 93 571 0500
Attention: David Bell
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:

Proskauer Rose LLP	Osborne Clarke S.L.P.
1585 Broadway	Avenida Diagonal, 477
New York, NY 10036	Planta 20, 08036 Barcelona, Spain
Tel: (212) 969-3000	Tel: +34 93 419 1818
Attention: Peter G. Samuels, Esq.	Attention: Tomás Dagá and Raimon Grifols
June 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on the following pages)

CUSIP No.	874227101

1	NAMES OF REPORTING PERSONS Grifols, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ (b) ☐	Not Applicable (See Item 5)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,175,236 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,175,236 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.8% (See Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1   Based on 122,875,752 shares of the issuer’s common stock outstanding as of June 6, 2010, as represented by the issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at P.O. Box 110526, 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709.
Item 2. Identity and Background
(a)-(c), (f) This Schedule 13D is being filed by Grifols, S.A., a company organized under the laws of Spain (“Grifols”). The address of its principal office is Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain. Grifols is a global healthcare company and leading producer of plasma protein therapies. Grifols researches, develops, manufactures and markets plasma derivatives, IV therapy, enteral nutrition, diagnostic systems and medical materials.
Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols (collectively, the “Schedule A Persons”), in each case as of the date hereof.
(d) and (e) During the last five years, neither Grifols, nor to the knowledge of Grifols, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On June 6, 2010, Grifols entered into a Voting Agreement (as defined and described in Item 4 below) with Talecris Holdings, LLC (the “Talecris Stockholder”) as a condition and inducement to Grifols entering into the Merger Agreement (as defined and described in Item 4 below). Grifols did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreement.
For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.
Item 4. Purpose of Transaction
(a)-(b) Pursuant to and subject to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 6, 2010, by and among Grifols, Grifols, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols (“HoldCo”), and the Company, Grifols will acquire the Company through a series of transactions whereby: (1) the Company will undergo a reorganization by merging with and into a newly formed, wholly owned subsidiary of the Company incorporated in the Commonwealth of Virginia (“Company Virginia Sub”), with Company Virginia Sub surviving such merger (the “Reincorporation Merger”), and (2) immediately following the Reincorporation Merger, Holdco will be merged with and into Company Virginia Sub, with Company Virginia Sub continuing as the surviving corporation and a wholly owned subsidiary of Grifols (the “Merger” and, together with the Reincorporation Merger, the “Mergers”).
At the time the Merger is effective, each outstanding share of Company Virginia Sub’s common stock, par value $0.01 per share (the “Company Virginia Sub Common Stock”) will be converted into the right to receive (1) $19.00 in cash and (2) 0.641 Grifols non-voting (Class B) ordinary shares, par value €0.50 each (“Grifols Non-Voting Shares”), which will trade in the United States in the form of American Depositary Shares (each such American Depositary Share representing one share of Grifols Non-Voting Shares).
Consummation of the Mergers is subject to customary conditions, including adoption of the Merger Agreement by the Company’s stockholders, the approval by Grifols’ shareholders of the issuance of new non-voting ordinary shares and other matters, the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen) and the receipt of applicable approvals and authorizations under the Spanish Defense of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia).

Grifols has delivered to the Company fully executed copies of a commitment letter, dated as of June 6, 2010, among Grifols, HoldCo, Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc., Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch and HSBC Bank plc with respect to approximately $4.2 billion of borrowings and has represented that the net proceeds contemplated from the financing contemplated by such commitment letter, together with specified financial resources (including cash on hand of Grifols and anticipated proceeds from accounts receivable financings, working capital improvements and/or sale-leaseback arrangements) will, in the aggregate, be sufficient for the satisfaction of all of Grifols’ obligations under the Merger Agreement (including payment of the merger consideration and refinancing of debt of the Company and of Grifols).
Concurrently with the execution of the Merger Agreement, Grifols and the Talecris Stockholder entered into a Voting Agreement, dated as of June 6, 2010 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Talecris Stockholder agreed, among other things, to vote the 61,175,236 Shares that are currently subject to the Voting Agreement (together with any additional shares of voting capital stock of the Company or Company Virginia Sub that the Talecris Stockholder acquires, or, in certain cases, has the right to acquire, beneficial ownership of after the effective date of the Voting Agreement, which are collectively referred to herein as the “Covered Shares”) (1) in favor of the Reincorporation Merger and adoption of the Merger Agreement and the Reincorporation Plan of Merger (as defined in the Merger Agreement) and approve the Merger and other transactions contemplated by the Merger Agreement and any action reasonably requested by Grifols in furtherance of the foregoing, (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Talecris Stockholder contained in the Voting Agreement and (3) against any Takeover Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Reincorporation Merger or the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Company of its obligations under the Merger Agreement or by the Talecris Stockholder of its obligations under the Voting Agreement, including (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries (other than the Merger), (b) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its subsidiaries or (c) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws; except, in the case of (1) through (3) above, if expressly contemplated or permitted by the Merger Agreement or approved by Grifols.
Notwithstanding the obligations and restrictions of the Voting Agreement set forth in the foregoing paragraph:
(1) in the event of a Company Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement in response to a Superior Proposal (as defined in the Merger Agreement), the Talecris Stockholder is only required to vote an amount of the Covered Shares that is equal to 35% of the total voting power of the outstanding Shares immediately prior to the Company Stockholders’ Meeting (as defined in the Merger Agreement) (or, following the Reincorporation Merger, 35% of the total voting power of the outstanding shares of Company Virginia Sub Common Stock) in accordance with the terms of the Voting Agreement set forth in the foregoing paragraph and may vote the remaining Covered Shares in any manner it chooses; and
(2) in the event of a Company Adverse Recommendation Change made in compliance with the Merger Agreement in response to an Intervening Event (as defined in the Merger Agreement), the Talecris Stockholder is required to (a) vote an amount of the Covered Shares that is equal to 35% of the total voting power of the outstanding Shares immediately prior to the Company Stockholders’ Meeting (or, following the Reincorporation Merger, 35% of the total voting power of the outstanding shares of Company Virginia Sub Common Stock) in accordance with the terms of the Voting Agreement set forth in the foregoing paragraph and (b) vote the remaining Covered Shares in a manner that is proportionate to the manner in which all Shares (or, following the Reincorporation Merger, all shares of Company Virginia Sub Common Stock), other than those shares voted by the Talecris Stockholder, are voted in respect of such matter.
The Voting Agreement also provides that the Talecris Stockholder and its subsidiaries, affiliates and representatives shall not directly or indirectly (1) solicit, initiate or knowingly encourage or facilitate any Takeover Proposal or the making or consummation thereof, (2) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person or entity any non-public information in connection with, enter into any agreement with respect to, or otherwise cooperate with any Takeover Proposal, (3) waive, terminate, modify or fail to enforce any provision of any contractual confidentiality, “standstill” or similar obligation of any person or entity in favor of the Talecris Stockholder and relating to the Company or any of its subsidiaries other than Grifols, (4) take any action to make the provisions of any “fair price,” moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 203 of the Delaware General Corporation Law), or any restrictive provision of any applicable anti-takeover provisions in the Company’s Amended and Restated Certificate of Incorporation, including Article X thereof, restricting “business combinations” and “interested stockholders” that would otherwise apply, or the Company by-laws, inapplicable to any transactions contemplated by the Takeover Proposal, (5) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission (the “SEC”) or powers of attorney or similar rights to vote, or seek to advise or influence any person or entity, with respect to the voting of any Shares in connection with any vote or other action on any matter, other than to recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in the Voting Agreement, (6) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal or (7) agree or propose to do any of the foregoing. Notwithstanding the foregoing, at any time the Company is permitted to take the actions set forth in clauses (x) and (y) of Section 5.02(a) of the Merger Agreement with respect to a Takeover Proposal that the board of directors of the Company (acting on the recommendation of the Special Committee (as defined in the Merger Agreement)) determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to constitute a Superior Proposal, the Talecris Stockholder and its affiliates and representatives shall be free to participate in any discussions or negotiations regarding such Takeover Proposal with the person or entity making such Takeover Proposal, provided that the Talecris Stockholder has not breached the foregoing restrictions.
The Voting Agreement also provides that the Talecris Stockholder shall not (1) Transfer (as defined in the Voting Agreement) any of the Covered Shares, beneficial ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer (as defined in the Voting Agreement), (2) enter into any agreement, arrangement or understanding with any person or entity, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, its representations, warranties, covenants and obligations under the Voting Agreement or (3) take any action that could restrict or otherwise affect its legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.
Pursuant to the Voting Agreement, the Talecris Stockholder irrevocably appointed as its proxy and attorney-in-fact, Tomás Dagá, a director of Grifols, and David Bell, the Vice President of Corporate Operations of HoldCo, and any individual who thereafter succeeds any such person, and any other person or entity designated in writing by Grifols (collectively, the “Grantees”), each of them individually, with full power of substitution and resubstitution, to vote or execute written consents with respect to the Covered Shares in accordance with the Voting Agreement prior to the Expiration Date (as defined in the Voting Agreement) at any annual or special meetings of stockholders of the Company (or adjournments thereof); provided, that such proxy is effective if, and only if, the Talecris Stockholder has not delivered to the Secretary of the Company at least ten business days prior to the meeting at which any of the matters described in the Voting Agreement are to be considered a duly executed irrevocable proxy card previously approved by Grifols directing that the Covered Shares be voted in accordance with the Voting Agreement. The proxy was coupled with an interest, was given as an additional inducement of Grifols to enter into the Merger Agreement and is irrevocable prior to the Expiration Date, at which time any such proxy shall terminate.

The Talecris Stockholder (solely in its capacity as such) also agreed to take such further action or execute such other instruments as may be necessary to effectuate the intent of the proxy. Grifols may terminate the proxy with respect to the Talecris Stockholder at any time at its sole election by written notice provided to the Talecris Stockholder.
The Voting Agreement provides that nothing therein will be deemed to vest in Grifols any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.
The Voting Agreement will remain in effect until the earlier to occur of: (1) the Effective Time (as defined in the Merger Agreement), (2) the termination of the Merger Agreement in accordance with its terms and (3) the making of any waiver, amendment or other modification of the Merger Agreement that (a) materially reduces the amount of, or materially changes the type of, consideration to be received by the holders of the Shares (or, following the Reincorporation Merger, Company Virginia Sub Common Stock) in the Mergers or (b) is otherwise materially adverse to holders of the Shares or Company Virginia Sub Common Stock.
(c) Not applicable.
(d) Reference is made to Items 4(a)-(b) above. It is anticipated that upon the consummation of the Mergers, the directors and officers of HoldCo immediately prior to the Effective Time will be the directors and officers of Company Virginia Sub until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(e) Other than as described above, not applicable.
(f) Other than as described above, not applicable.
(g) Reference is made to Items 4(a)-(f) above. Upon the consummation of the Mergers, the Company Virginia Sub Articles (as defined in the Merger Agreement) and the Company Virginia Sub Bylaws (as defined in the Merger Agreement), each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and by-laws of Company Virginia Sub until thereafter changed or amended as provided therein or by applicable law.
(h)-(i) Reference is made to Items 4(a)-(g) above. Upon consummation of the Mergers, the Shares will cease to be listed on The NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(j) Other than as described in this Schedule 13D or in the Merger Agreement or the Voting Agreement, Grifols does not currently have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D. Grifols intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider, following consummation of the Mergers, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.
The foregoing descriptions of the Mergers, the Merger Agreement and the Voting Agreement do not purport to be complete. References to, and descriptions of, the Mergers, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule 13D, and the Voting Agreement, which is Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D wherever references and descriptions of them appear.
Item 5. Interest in Securities of the Issuer
(a) and (b) As of the date hereof, Grifols does not own any Shares. However, for purposes of Rule 13d-3 under the Exchange Act, as a result of Grifols entering into the Voting Agreement, Grifols may be deemed to share with the Talecris Stockholder the power to vote or to direct the voting of the Covered Shares solely with respect to those matters described in the Voting Agreement, which is incorporated by reference herein.

Accordingly, Grifols may be deemed to be the beneficial owner of the Covered Shares. As of June 10, 2010, there were an aggregate of 61,175,236 Covered Shares that were either owned by the Talecris Stockholder or over which it had the power to vote and dispose, which constitutes approximately 49.8% of the issued and outstanding Shares (assuming 122,875,752 Shares outstanding as of June 6, 2010, as represented by the Company in the Merger Agreement). If owners of more than 0.2% of the Shares vote in favor of the Mergers, then Grifols in combination with such owners would have the right to cause all of the Shares to be sold in the Mergers to Grifols.
Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, Grifols is not entitled to any rights as a stockholder of the Company with respect to the Covered Shares. Grifols disclaims beneficial ownership of the Covered Shares and nothing herein shall be construed as an admission by any person that Grifols is the beneficial owner of the Covered Shares.
For Item 2 information with respect to the Talecris Stockholder and its controlling person, Mr. Stephen Feinberg, reference is made to the Schedule 13D filed by the Talecris Stockholder with the SEC on June 10, 2010.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Grifols or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.
Other than the Covered Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, Grifols does not beneficially own any Shares.
To the knowledge of Grifols, none of the Schedule A Persons beneficially owns any Shares.
For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.
(c) Other than as described in this Schedule 13D, neither Grifols nor, to its knowledge, any Schedule A Person, has effected any transaction in the Shares during the past 60 days.
(d) To Grifols’s knowledge, no person other than the Talecris Stockholder and, ultimately, Mr. Stephen Feinberg, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, Grifols does not have, and, to the knowledge of Grifols, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits
The following documents are incorporated by reference herein as exhibits:
Exhibit 1	Agreement and Plan of Merger, dated as of June 6, 2010, among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Talecris Biotherapeutics Holdings Corp. on June 10, 2010).

Exhibit 2	Voting Agreement, dated as of June 6, 2010, by and among Grifols, S.A. and Talecris Holdings, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2010	GRIFOLS, S.A.
	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Member of the Executive Committee

Schedule A
Directors and Executive Officers of Grifols
The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols. Except as otherwise indicated, the business address of each director and executive officer is: c/o Grifols, S.A., Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain.
Board of Directors

Principal
	Country of	Occupation or	Name, Address and Principal
Name of Director	Citizenship	Employment	Business of Employer
Víctor Grifols Roura	Spain	Chief Executive Officer, President and Chairman of the Board of Directors of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Juan Ignacio Twose Roura	Spain	Vice President of Industrial Division of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Ramón Riera Roca	Spain	Vice President of Marketing and Sales of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Tomás Dagá Gelabert	Spain	Managing Partner of Osborne Clark S.L.P	Osborne Clarke S.L.P Avenida Diagonal, 477 Planta 20 08036, Barcelona, Spain Osborne Clarke S.L.P. is a law firm

José Antonio Grifols Gras (Designee of Thorthol Holdings, BV)	Spain	Professor of Theoretical Physics at the Autonomous University of Barcelona	Autonomous University of Barcelona Plaça Cívica Campus de la UAB 08193 Bellaterra (Cerdanyola del Vallès), Barcelona, Spain

Thomas Glanzmann	Sweden	Chief Executive Officer and President of Gambro AB	Gambro AB Regeringsgatan 29 P O Box 7373, 103 91 Stockholm, Sweden Gambro AB is a global medical technology company

Principal
	Country of	Occupation or	Name, Address and Principal
Name of Director	Citizenship	Employment	Business of Employer
Edgar Dalzell Jannotta	United States	Chairman of the Executive Committee of William Blair & Company L.L.C.	William Blair & Company L.L.C. 222 West Adams Street Chicago, Illinois 60606 William Blair & Company L.L.C. is a global investment firm

Da Anna Veiga Lluch	Spain	Researcher at the Center of Regenerative Medicine in Barcelona	Center of Regenerative Medicine calle Dr. Aiguader, 88 08003, Barcelona, Spain The Center of Regenerative Medicine is a research facility
Executive Officers
(other than Directors)

Principal
Name of Executive		Occupation
Officer (other than	Country of	or	Name, Address and Principal
Directors)	Citizenship	Employment	Business of Employer
Alfredo Arroyo	Spain	Vice President and Chief Financial Officer of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Montserrat Lloveras Calvo	Spain	Administration Director and Controller of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Javier Roura Fernández	Spain	Financial Director of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Antonio Viñes Parés	Spain	Planning and Control Director of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Eva Bastida	Spain	Scientific Director of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Name of Executive
Officer (other than	Country of	Principal Occupation	Name, Address and Principal
Directors)	Citizenship	or Employment	Business of Employer
Vincente Blanquer Torre	Spain	Technical Director of Instituto Grifols, S.A.	Instituto Grifols, S.A. Can Guasch, 2 08150 Parets del Vallés Barcelona, Spain

Mateo F. Borras Humbert	Spain	Human Resources Director of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Carlos Roura Fernández	Spain	Deputy Vice President of Industrial Division of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Javier Jorba Ribes	Spain	General Manager of Instituto Grifols, S.A.	Instituto Grifols, S.A. Can Guasch, 2 08150 Parets del Vallés Barcelona, Spain

Gregory G. Rich	United States	President and Chief Executive Officer of Grifols, Inc.	Grifols, Inc. 2410 Lillyvale Avenue Los Angeles, CA 90032

David I. Bell	United States and United Kingdom	Vice President of Corporate Operations and Development and General Counsel of Grifols Inc.	Grifols, Inc. 2410 Lillyvale Avenue Los Angeles, CA 90032

Miguel Pascual Montblanch	Spain	Iberoamerica Managing Director of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Sergi Roura Adell	Spain	General Manager of Grifols Engineering, S.A.	Grifols Engineering, S.A. Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain

Ignacio Ramal Subirá	Spain	Director of Internal Audit of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

Jose Oriol Duñach	Spain	General Manager of Diagnostic Grifols, S.A.	Diagnostic Grifols, S.A. Passeig Fluvial, 24 08150 Parets del Vallès Barcelona, Spain

Name of Executive
Officer (other than	Country of	Principal Occupation	Name, Address and Principal
Directors)	Citizenship	or Employment	Business of Employer
Alberto Grifols Roura	Spain	General Manager of Laboratorios Grifols, S.A.	Laboratorios Grifols, S.A. Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain

Nuria Pascual Lapena	Spain	Director of Investor Relations of Grifols, S.A.	Grifols, S.A. Avinguda de la Generalitat, 152-158 Parc de Negcis Can Sant Joan Sant Cugat del Valles 08174, Barcelona, Spain

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Agreement and Plan of Merger, dated as of June 6, 2010, among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Talecris Biotherapeutics Holdings Corp. on June 10, 2010).

Exhibit 2	Voting Agreement, dated as of June 6, 2010, by and among Grifols, S.A. and Talecris Holdings, LLC.